BRIAN R. CABLE

DIRECT DIAL
503.306.5345

E-MAIL
brc@dunn-carney.com

ADDRESS
Suite 1500
851 S.W. Sixth Avenue
Portland, Oregon
97204-1357

Phone 503.224.6440
Fax 503.224.7324

INTERNET
www.dunncarney.com

December 18, 2007

Securities and Exchange Commission
Attn:  Jennifer Hardy, Branch Chief
100 F Street, NE
Washington, DC 20549

Re:	Microfield Group, Inc. Schedule 14C
Our File No. MIC18-15

Dear Ms. Hardy:

This letter responds to the Securities and Exchange Commission’s letter dated December 11, 2007 (“SEC Letter”) issued in connection with the Preliminary Information Statement on Schedule 14C filed by Microfield Group, Inc. (the “Company”) on November 28, 2007.  The following responses correspond to the numbered comments contained in the SEC Letter:

1.
A majority of the shareholders of the Company have indicated that they intend to vote in favor of the sale of the Company’s wholly owned subsidiary, Christenson Electric, Inc. (“CEI”).  In connection with the negotiation of the Acquisition Agreement in which the Company agrees to sell all the outstanding capital stock of CEI, the parties have agreed to have a majority of the shareholders execute a voting agreement in which a majority of the shareholders agree to vote in favor of the sale of CEI at the special meeting of shareholders.  Under Oregon law, in order to obtain shareholder approval, the Company is required to hold a special meeting of shareholders unless the Company’s Articles of Incorporation provide for non-unanimous written consent of shareholders in lieu of a special meeting.  Since the Company’s Articles do not allow for non-unanimous written consent of shareholders in lieu of a special meeting, the Company is holding a special meeting of shareholders in compliance with Oregon law, and the shareholders will be asked to approve the proposed sale of CEI in that meeting.

2.
We have amended the Schedule 14C to comply with the disclosure requirements of Instruction 7(a) of Item 14 of Schedule 14A, and to the extent allowable, have incorporated by reference materials that are contained in the Company’s publicly available filings.

3.	We have amended the Schedule 14C to comply with the disclosure requirements of Instruction 7(b)(6) of Item 14 of Schedule 14A.

As requested in the SEC Letter, attached to this letter is a statement from the Company with the requested acknowledgements.

If you have any further questions or comments, please do not hesitate to contact me at (503) 306-5345.

Very truly yours,

/s/ Brian R. Cable
Brian R. Cable

December 18, 2007

Securities and Exchange Commission
Attn:  Jennifer Hardy, Branch Chief
100 F Street, NE
Washington, D.C. 20549

Re:	Microfield Group, Inc. Schedule 14C
File No. 1-07170

Dear Ms. Hardy:

This letter responds to the Securities and Exchange Commission’s letter dated December 11, 2007 (“SEC Letter”), issued in connection with the Preliminary Information Statement on Schedule 14C filed by Microfield Group, Inc. (the “Company”) on November 28, 2007.

As requested in the SEC Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me.

Very truly yours,

/s/ Randall R. Reed
Randall R. Reed, Secretary
Microfield Group, Inc.

111 SW Columbia Street ♦ Suite 400 ♦   Portland, Oregon   97201
(503) 419-3580 Office  ♦   (503) 227-5987 Fax  ♦ www.microfield.com